

Mail Stop 4628

September 19, 2018

<u>Via E-Mail</u>
Mark W. Smith
Chief Financial Officer
Helmerich & Payne, Inc.
1437 S. Boulder Ave., Suite 1400
Tulsa, Oklahoma 74119

> **Re: Helmerich & Payne, Inc.**
> **Form 10-K for Fiscal Year Ended September 30, 2017**
> **Filed November 22, 2017**
> **File No. 001-04221**

Dear Mr. Smith:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Brad Skinner for

Ethan Horowitz
Accounting Branch Chief
Office of Natural Resources